Filed Pursuant to Rule 433
Registration Statement No. 333-137541
February 28, 2008
$700,000,000
Archer-Daniels-Midland Company
5.45% Notes due 2018
Final Term Sheet

Issuer:	Archer-Daniels-Midland Company
Ratings (Moody’s/S&P/Fitch):	A2/A/A+
Format:	SEC Registered
Ranking:	Senior Unsecured
Size:	$700,000,000
Trade Date:	February 28, 2008
Settlement Date:	March 4, 2008
Final Maturity:	March 15, 2018
Interest Payment Dates:	Semi-annually on March 15 and September 15
First Interest Payment Date:	September 15, 2008
Pricing Benchmark:	UST 3-1/2% due February 15, 2018
UST Spot (PX/Yield):	98.11; 3.700%
Spread to Benchmark:	175 bps
Yield to Maturity:	5.450%
Coupon:	5.450%
Price to Public:	99.998%
Day Count:	30/360
Optional Redemption:	Make-Whole T+ 30 bps
Bookrunners:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Co-managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities International plc
Rabobank Securities USA, Inc.
CUSIP:	039483 AY 8
Exchange Listing:	None
     The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free or e-mailing: Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. (collect) at (212) 834-4533.